Morari Wefunder link



Jeff Bennett

To: [redacted]

Cc: [redacted]

Tue 2:09 PM

[redacted]

Nice catching up with you earlier today.

Below is the link to Wefunder where you can make your investment reservation once you setup a Wefunder account. First time investors of Wefunder will not be subject to the fee that is shown on this page:

https://wefunder.com/morariinc/invest

You would be coming in at our early bird discount rate which would have a pre-money valuation of $6.4M vs. the non-early board of $8M. The $6.4M valuation is what we had agreed on with TCA.

Please let us know if you have any additional questions.

Thanks for your support!

Jeff Bennett
CEO and Founder
Morari, Inc.
763-226-9962
www.morarimedical.com

Morari and Jimmy Kimmel
Morari in Inside Hook
Morari in Gizmodo
Morari in Forbes
Morari in Men's Health
Morari in CNET
Morari in Engadget
Morari in Pioneer Press
Morari in Twin Cities Business

Morari patent and CF status

Jeff Bennett
To [redacted]
Cc

8/1/2022

You forwarded this message on 8/1/2022 2:40 PM.

[redacted]

After a 4-year process, we are very excited to let you know we have been issued our first patent! We have several more patent applications filed with the USPTO and hope that these will be issued in the future. Here is a screenshot including the patent number and title of the patent:



United States of America
Granted on July 19, 2022
Jeffrey Bennett
INVENTOR
11,389,369
APPARATUS AND METHOD OF TREATING PREMATURE EJACULATION

On the investment front, our Wefunder crowdfunding page is now up and running ready to accept investment reservations as part of our "testing the waters" phase. You can find the page at: https://wefunder.com/morariinc

Do you have any questions that I can answer for you about Wefunder and the process? See below for more on the reservation process.

Reservations

A reservation is a financial pledge made before the Form C is filed and the campaign goes live. Reservations are not investments and can be increased, decreased, or cancelled at any time. Once the

campaign goes live, Wefunder will prompt you to confirm your investment in the round--your investment in the company will not be made until you confirm. (more information on reservations can be found here).

How to reserve your spot in the round?

1. Click the Invest button on the page.
2. Reserve your investment amount.
3. Fill-out your investor information.
4. Choose how you want to fund your reservation:
   - Bank Account (US only): the funds will be pulled automatically and they'll be kept in your Wefunder Cash account — this means you will be charged at this point. The funds will be ready for you to use when the campaign goes live and you can withdraw them at any point.
   - Wire (only $1,000+ reservations): you will need to send the wire yourself and the instructions will be emailed to you. You will be charged once you send Wefunder the wire and, like using a bank account, the funds will be in your Wefunder Cash account when we receive them.
5. Investors pay a transaction fee depending on the payment method. For payments made by bank ACH, wires, or checks, Wefunder charges investors a transaction fee of 2%, with a minimum of $8 and a max of $100.
6. Click Fund Reservation and you're done.

We would welcome your investment support and can assure you we will do everything we can to make sure it's a successful investment.

Please let me know if you have any questions.

Thanks!
Jeff Bennett
CEO and Founder
Morari, Inc.
763-226-9962
www.morarimedical.com

Morari and Jimmy Kimmel
Morari in Inside Hook
Morari in Gizmodo
Morari in Forbes
Morari in Men's Health
Morari in CNET
Morari in Engadget
Morari in Pioneer Press
Morari in Twin Cities Business

Morari CF update - press release feedback



Jeff Bennett
[redacted]

Mon 2:56 PM

Morari CF Press Release v5.docx
27 KB

[redacted]

We continue to make progress with our launch prep of our crowdfunding campaign and are nearing the completion of a formal outside financial review of the company per SEC guidelines related to crowdfunding raises.

As previously discussed, the first step in the CF process is what's called "testing the waters". During this phase we need to demonstrate investment commitments of at least $50k. Once this has been accomplished, Wefunder will then begin to provide some resource support with the raise.

Attached is a draft of a press release we plan to issue as part of the launch. I would welcome any feedback you have on this press release.

Do you have any outstanding questions related to crowdfunding and the process to make an investment reservation as part of "testing the waters"?

Let me know if you would like to discuss live.

Thanks!

Jeff Bennett
CEO and Founder
Morari, Inc.
763-226-9962
www.morarimedical.com

Morari and Jimmy Kimmel
Morari in Inside Hook
Morari in Gizmodo
Morari in Forbes
Morari in Men's Health
Morari in CNET
Morari in Engadget
Morari in Pioneer Press
Morari in Twin Cities Business

RE: Morari investment update



Jeff Bennett
To: Doug Hepper; johnholcomb1908@gmail.com; johnholcomb1908@yahoo.com; douglashepper@gmail.com
7/20/2022

-----Original Message-----
From: Jeff Bennett <jbennett@morarimedical.com>
To: [redacted]
Sent: Wed, Jul 20, 2022 2:29 pm
Subject: Morari investment update

[redacted]

Would you be available for a call tomorrow afternoon or Friday afternoon to get an update on our fundraising efforts to include crowdfunding? Here is a link to a draft campaign page that we plan to execute:

https://wefunder.com/morari.inc/

If so, let me know which day and time is best.

Thanks!

Jeff Bennett
CEO and Founder
Morari, Inc.
763-226-9962
www.morarimedical.com

Morari and Jimmy Kimmel
Morari in Inside Hook
Morari in Gizmodo
Morari in Forbes
Morari in Men's Health
Morari in CNET
Morari in Engadget
Morari in Pioneer Press
Morari in Twin Cities Business

Can you vouch for John Doe?

John has applied to raise funding for **Company Name** on Wefunder and provided your name as a personal reference.

> *Quote goes here*

Wefunder has raised hundreds of millions for startups that later went on to raise over $5 billion in follow-on funding from venture capitalists.

Can you vouch for John?

VOUCH FOR JOHN

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